UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the date of June 14, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 14 June 2023 entitled ‘MERGER OF VODAFONE UK & THREE UK TO CREATE ONE OF EUROPE'S LEADING 5G NETWORKS’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

MERGER OF VODAFONE UK & THREE UK TO CREATE ONE OF EUROPE’S LEADING 5G NETWORKS

(London and Hong Kong, 14 June 2023) Vodafone Group Plc (“Vodafone”) and CK Hutchison Group Telecom Holdings Limited (“CKHGT”), a wholly owned subsidiary of CK Hutchison Holdings Limited (“CK Hutchison”), have entered into binding agreements in relation to a combination of their UK telecommunication businesses, respectively Vodafone UK (“Vodafone UK”) and Three UK (“Three UK”) (the “Transaction”). Vodafone will own 51% of the combined business (“MergeCo”) and CKHGT 49%.

Margherita Della Valle, Vodafone Group Chief Executive, described the merger of Vodafone UK and Three UK as being “great for customers, great for the country and great for competition.”

Great for Customers

•	From day one[1], millions of customers of Vodafone UK and Three UK will enjoy a better network experience with greater coverage and reliability at no extra cost, including through certain flexible, contract-free offers with no annual price increases, and social tariffs.

•	MergeCo will reach more than 99% of the UK population with our 5G standalone network, delivering to customers up to a six-fold increase in average data speeds by 2034[2].

Great for Country

•	The combined business will invest £11 billion in the UK3 over ten years to create one of Europe’s most advanced standalone 5G networks, in full support of UK Government targets.

•	By having a best-in-class 5G network in place sooner, the merger will deliver up to £5 billion per year in economic benefit by 2030[4], create jobs and support digital transformation of the UK’s businesses. Every school and hospital in the UK will have access to standalone 5G by 2030.

Great for Competition

•	The merger will create a third operator with scale, levelling the competitive playing field, increasing competition to the UK’s two leading converged operators and will also provide more choice in wholesale partners for the UK’s already competitive MVNOs.

•	The combined business will offer fixed wireless access (mobile home broadband) to 82% of households by 2030, complementing MergeCo’s access to the UK’s biggest full fibre footprint.

Value-creating Transaction

•	No cash consideration to be paid, with the Vodafone UK and Three UK businesses contributed with differential debt amounts at completion to achieve MergeCo ownership of 51:49 between Vodafone and CKHGT.

•	Comprehensive joint governance framework in place between Vodafone and CKHGT, with Vodafone fully consolidating MergeCo. Vodafone and CKHGT having call and put options, respectively, which if exercised, would result in Vodafone acquiring CKHGT’s 49% shareholding.

•	The Transaction is expected to result in substantial efficiencies. These are expected to amount to more than £700 million of annual cost and capex synergies by the fifth full year post-completion, with an implied NPV of over £7 billion.

•	Current Vodafone UK CEO Ahmed Essam will become MergeCo CEO, and current Three UK CFO Darren Purkis will take the role of MergeCo CFO.

•	The Transaction is expected to close before the end of 2024, subject to regulatory and shareholder approvals.

Margherita Della Valle, Vodafone Group Chief Executive, said:

“The merger is great for customers, great for the country and great for competition. It’s transformative as it will create a best-in-class – indeed best in Europe – 5G network, offering customers a superior experience. As a country, the UK will benefit from the creation of a sustainable, strongly competitive third scaled operator – with a clear £11 billion network investment plan – driving growth, employment and innovation. For Vodafone, this transaction is a game changer in our home market. This is a vote of confidence in the UK and its ambitions to be a centre for future technology.”

Canning Fok, Group Co-Managing Director of CK Hutchison said:

“Today’s announcement is a major milestone for CK Hutchison and for the UK. Three UK and Vodafone UK currently lack the necessary scale on their own to earn their cost of capital. This has long been a challenge for Three UK’s ability to invest and compete. Together, we will have the scale needed to deliver a best-in-class 5G network for the UK, transforming mobile services for our customers and opening up new opportunities for businesses across the length and breadth of the UK. This will unlock significant value for CK Hutchison and its shareholders, realise material synergies, reduce net financial indebtedness and further strengthen its financial profile.”

Ahmed Essam, Vodafone UK Chief Executive, said:

“The combination of Vodafone UK and Three UK will bring more choice and better value to customers nationwide. With scale to invest, we will create a best-in-class 5G network, supporting the Government’s 5G ambitions, drive digital transformation and create jobs. Through converged offers we will really challenge the two largest operators and, of course, we will continue to support the most vulnerable in society with our social tariffs and our commitment to help 6 million people cross the digital divide by 2025.”

Robert Finnegan, CEO of Three UK, said:

“Today’s news marks a significant step in our efforts to create a business that will build the biggest and fastest 5G mobile network in the country. The combination of Three UK and Vodafone UK will bring the advantages of 5G to every business and household in the UK, enabling the UK to deliver its ambitions for digital and economic growth and fully supporting the UK Government’s objectives for a world-leading digital economy.”

This preceding summary should be read in conjunction with the full text of this announcement, together with the Circular (as defined below) which will be published to the extent required at the time.

Investor & analyst presentation

Vodafone is hosting a presentation and Q&A that will start promptly at 1.30pm (BST) on 14 June 2023 for analysts and investors, which will be webcasted live via investors.vodafone.com/results.

Vodafone UK and Three UK have launched a microsite vodafoneandthree.uk with more information about MergeCo that will be updated on a regular basis.

For more information, please contact:

Vodafone Investor Relations	Vodafone Media Relations

investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

CK Hutchison Investor Relations	CK Hutchison Media Relations

ckh.com.hk/en/ir	ckh.com.hk/en/media/contact
ir@ckh.com.hk	vodafoneandthree@teneo.com

Strategic rationale for the Transaction

The Transaction will create a best-in-class network for coverage and reliability for the UK, benefiting customers, the country and competition.

Great for Customers

From day one ⫶ Transform customer experience

•	Better network: An improved network performance is expected from day one[1]. Customers will benefit from improved network speeds and reduction in network congestion. Customers of Vodafone UK and Three UK will also benefit from an increase in coverage, exceeding the Government’s 2027 targets[5].

•	Better value: There will be no change to each operator’s pricing strategy as a result of the Transaction. Customers will pay the same for more, driven by the significantly improved network. MergeCo will remain fully committed to supporting vulnerable customers by continuing to offer social tariffs for mobile and broadband, protected from inflation, as well as flexible, contract-free offers with no annual price increases. Both companies will continue to support vulnerable customers and programmes that focus on skills and digital inclusion to help almost 6 million people.

•	More choice in home broadband: MergeCo will have the UK’s widest availability of connections with over 100Mbps speeds through full fibre broadband combined with fixed wireless access (“FWA”).

In the future ⫶ Best-in-class network – increased capacity, coverage and speed, with greater reliability

•	Capacity: By combining our networks, network capacity in the future will almost double compared to the two companies on a standalone basis[6].

•	Coverage: MergeCo expects to reach over 99% UK population coverage with a 5G standalone network by 2034[7]. This is wholly aligned with the UK government’s Wireless Infrastructure Strategy, which sets ambitions for 5G in all populated areas[8] by 2030[9]. This will ensure rural communities across all four nations are not left behind.

•	Speed: An up-to six-fold increase in average data speeds for customers by 2034 (compared to each standalone company today)[2] is expected to be achieved enabling customers to reach multi-gigabit speeds.

•	Reliability: Due to the improved coverage, speed and capacity of the network, the combined business will be able to provide customers with a better quality, more reliable experience.

Great for Country

•	Turbocharge growth, employment and digital innovation: Through the new combined business, MergeCo will deploy one of Europe’s most comprehensive and advanced standalone 5G networks, powering the UK’s digital economy and underpinning the UK’s role as a digital tech leader in Europe. By having a better 5G network in place sooner, MergeCo is expected to deliver up to £5 billion per year in UK economic benefit by 2030[4], supporting the digital transformation for schools, hospitals and businesses. MergeCo’s standalone 5G network will cover every school and hospital in the UK by 2030[10], helping deliver the Government’s stretch ambition as set out in the Wireless Infrastructure Strategy[9].

•	Investment: MergeCo intends to invest over £6 billion in the first five years, and £11 billion over a ten-year plan[3], to create a best-in-class 5G network. This level of infrastructure investment would be expected to support between 8,000 and 12,000 new jobs in the wider economy[11].

•	Accelerating the transition to net zero[12]: MergeCo will achieve this whilst also reducing energy consumption by accelerating the installation of energy efficient 5G equipment and replacing less power-efficient 2G and 3G systems.

Great for Competition

•	More competition and greater network investment: The merger will level the competitive playing field, increasing competition to the two largest converged operators. The merger will create a third mobile operator with scale, competing across all technologies and driving network investment by all players.

Vodafone UK and Three UK are currently sub-scale, with only c.20% and c.10%13 share of the mobile market by subscriber, respectively. This makes both companies unable to recover their cost of capital (as Ofcom found in its future approach to mobile markets and spectrum review – both companies have Return on Capital Employed of 1-2%) and limits their ability to continue to invest14. After completion, MergeCo will have the necessary scale and a great platform to invest, grow and compete.

•	More retail competition: We will be better able to compete for all customers driving further network, retail mobile and fixed broadband competition in the UK, including the ability to make converged offers in competition with the two largest operators BT EE and Virgin Media O2. The continuing network sharing agreement with Virgin Media O2 means that its customers will also enjoy network improvements from this transaction, providing an additional boost to competition in relation to market leader BT EE.

•	More wholesale competition: With the scale and better quality provided by MergeCo’s combined network, the UK’s MVNOs will gain better choice for wholesale partnerships, keeping fierce price competition at the retail level. MVNOs are the fastest growing part and a major competitive force in the retail market representing around 16.5%[13] of mobile subscribers. Approximately 90% of MVNO customers are currently on BT EE or Virgin Media-O2 networks[15].

Value-creating Transaction

The Transaction is expected to result in substantial efficiencies totalling to more than £700 million of annual cost and capex synergies by the fifth full year post-completion, with an implied NPV of over £7 billion.

Sources of synergies include:

•	bringing together our network infrastructure, which allows us to run and scale the network at lower unit costs compared to standalone capabilities;
•	consolidation of IT systems;
•	rationalisation of the combined marketing, sales, distribution and logistics activities; and
•	efficiencies in general and administration costs.

In addition to cost and capex efficiencies, there is also an opportunity to realise material revenue synergies underscored by greater access to the consumer market, cross-selling opportunities from the Vodafone UK and Three UK mobile bases, and incremental opportunities from accelerated Enterprise 5G use-cases.

To achieve these, MergeCo expects to incur approximately £500 million of integration costs, most of which will be incurred in the first five years post-completion.

Transaction summary

Transaction terms

Vodafone and CKHGT will combine their respective UK businesses, Vodafone UK and Three UK. Vodafone will have a 51.0% interest in MergeCo, with CKHGT holding the remaining 49.0%.

No cash consideration to be paid, with Vodafone UK and Three UK contributed with differential debt amounts at completion of the Transaction to achieve MergeCo ownership of 51:49. Vodafone UK will be contributed with £4.3 billion and Three UK with £1.7 billion, subject to customary completion adjustments. The initial total debt in MergeCo is expected to be approximately £6.0 billion, of which the £1.7 billion amount owing to CKHGT will be refinanced.

MergeCo’s aggregate consolidated free cash flow will be distributed to the shareholders at least on an annual basis, subject to a target aggregate consolidated net financial debt of 2.5x MergeCo’s 12 month rolling Adjusted EBITDAaL.

Governance

Vodafone and CK Hutchison have agreed a comprehensive joint governance framework for MergeCo. Vodafone has the right to appoint the CEO and CK Hutchison the CFO. Current Vodafone UK CEO Ahmed Essam will assume the role of MergeCo CEO, with the current Three UK CFO Darren Purkis taking the role of MergeCo CFO. MergeCo will have a six-person board, comprising three directors appointed by Vodafone and three directors appointed by CK Hutchison. Employees of both businesses will be afforded equal opportunities for relevant positions in the combined business. Vodafone and CK Hutchison will each have customary reserved matters, with Vodafone having a casting vote in relation to MergeCo’s business plan and budget.

Exit mechanisms

The parties have agreed a put/call framework in order to enable Vodafone to acquire 100% of MergeCo. After three full years following completion of the Transaction (the “Lock-up Period”), Vodafone may acquire CKHGT’s 49.0% stake in MergeCo (the “Call Option”), and CKHGT may sell its 49.0% stake in MergeCo to Vodafone (the “Put Option”) (together the “Put/Call Framework”).

The consideration for CKHGT’s 49.0% stake in MergeCo under the Put/Call Framework will be based on fair market value, determined through an independent third-party valuation process (“Fair Market Value”). Exercise of the Call Option and Put Option will be subject to Fair Market Value reaching a minimum enterprise value of £16.5 billion for MergeCo (the “Exercise Threshold”). After the seventh financial year following completion of the Transaction, the Exercise Threshold shall not apply to the exercise of the Put Option. Completion under the Call Option and the Put Option will be subject to customary regulatory and shareholder approvals and consents.

In respect of both the Call Option and the Put Option, Vodafone can elect to pay CKHGT in cash and/or non-cash consideration (being new shares and loan notes issued by Vodafone), subject to certain conditions and protections for CKHGT as a result of holding such non-cash consideration. For any non-cash consideration, one third shall be settled by the issuance of new Vodafone shares subject to a cap of 5% (in the case of the Call Option only) of the enlarged issued share capital. The remainder of the non-cash Consideration shall be settled by loan notes. 50% will mature on the second anniversary of completion of the Call Option or the Put Option and the residual 50% of which will mature on the fourth anniversary of the completion of the Call Option or the Put Option. On the maturity dates, Vodafone shall redeem the loan notes, based on a mix of cash and/or new Vodafone shares at its election. Further details on these additional provisions will be provided in any Circular (to the extent one is required).

Effect of the Transaction on Vodafone

MergeCo will be consolidated in Vodafone’s financial statements and Vodafone has agreed to provide the initial debt financing to the joint venture.

The Transaction is expected to have a broadly neutral impact on Vodafone’s Net debt to Adjusted EBITDAaL and is expected to be accretive to Adjusted free cash flow from the fourth full year onwards.

Further information regarding the indicative financial profile is included as an Appendix.

Conditions to completion and indicative timetable

The Put Option and the arrangements described above constitute Class I transactions for Vodafone under the UK Listing Rules and will, as at the date of this announcement, require the approval of Vodafone’s shareholders.

Vodafone will, to the extent required at the relevant time, publish a circular to shareholders (the “Circular”) convening a meeting to approve the Put Option and the arrangements described as part of the Transaction terms.

The Transaction constitutes a “major transaction” for CK Hutchison under the Listing Rules of the Hong Kong Stock Exchange and will be subject to approval by shareholders of CK Hutchison. Shareholders of CK Hutchison having an aggregate holding of approximately 30% of the existing issued share capital of CK Hutchison, as at the date of this announcement, have provided an irrevocable commitment to vote in favour of the Transaction.

The Transaction is also subject to certain regulatory conditions, including clearance from the UK’s Competition and Markets Authority (“CMA”) and approval under the UK National Security and Investment Act.

Completion of the Transaction is expected to occur before the end of 2024, subject to regulatory and shareholder approvals.

Transaction advisers

In connection with the Transaction, Morgan Stanley is acting as lead financial adviser to Vodafone, and Slaughter and May is acting as legal adviser to Vodafone. Robey Warshaw has also provided advice to Vodafone in connection with the Transaction.

About Vodafone

Vodafone is the largest pan-European and African telecoms company. Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 46 more and are also a world leader in the Internet of Things (IoT), connecting over 160 million devices and platforms. With Vodacom Financial Services and M-Pesa, we have the largest financial technology platform in Africa, serving more than 56 million people across six countries.

We are committed to reducing our environmental impact to reach net zero emissions by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About CK Hutchison Holdings Limited

Listed on The Stock Exchange of Hong Kong Limited, CK Hutchison Holdings Limited (CK Hutchison) is a renowned multinational conglomerate committed to innovation and technology with businesses spanning the globe. With operations in about 50 countries/markets and 300,000 employees worldwide, CK Hutchison has four core businesses - ports and related services, retail, infrastructure and telecommunications. The Group is fully committed to its environmental and social sustainability responsibilities with policies, programmes and innovations across its businesses to address sustainability challenges such as the net-zero transition.

CK Hutchison reported turnover of approximately HKD457 billion for the year ended 31 December 2022.

For more information, please visit www.ckh.com.hk.

Appendix

Indicative financial profile of MergeCo

MergeCo is expected to benefit from the scale and complementary nature of each partner. Vodafone has agreed to provide a suite of services to MergeCo post completion ensuring MergeCo will benefit from the scale and efficiencies of the wider Vodafone group.

Key indicative information on Three UK16

	Year ended 31 December
(GBP million)	2022	2021
Total revenue (note 16a)	2,520	2,444
EBITDA pre-IFRS 16 (note 16b)	612	609
Capex (cash basis note 16c)	(743)	(784)
Illustrative Operating free cash flow (defined as EBITDA pre-IFRS 16 less Capex) (note 16d)	(131)	(175)

The financial information on Three UK set out above has been extracted from information previously published by CK Hutchison and was prepared in accordance with CK Hutchison’s accounting policies and definitions. No adjustments have been made to align the financial information presented to Vodafone’s definitions (see note 16) or accounting policies (see note 17). Additionally, consolidated financial statements have not historically been prepared for the Three UK perimeter, which may require further adjustments to be recognised. The financial information on Three UK contained in the Circular may therefore differ materially from the financial information set out above.

Key indicative information on Vodafone UK18

	Year ended 31 March
(GBP million)	2023	2022
Total revenue	5,899	5,602
Adjusted EBITDAaL (note 18a)	1,160	1,176
Estimated charges from Vodafone Group (note 18b)	(253)	(253)
Capex (accrual basis)	(766)	(690)
Illustrative Operating free cash flow (defined as Adjusted EBITDAaL less estimated charges from Vodafone Group less Capex) (note 18c)	141	233

The financial information on Vodafone UK set out above has been extracted from the underlying consolidation schedules used in preparing the Vodafone consolidated financial statements for the years ended 31 March 2023 and 31 March 2022. See note 18 for further information.

Footnotes

1.	Defined as achieved within the first 12-months from closing.

2.	Network speed here means network-wide average throughput (weighted across configurations and averaged over time). The modelling is based on average radio conditions and network load.

3.	Represents the total combined capex spend over the 10-year period of the MergeCo business plan.

4.	The joint network of the MergeCo could generate economic benefits to the UK in 2030 of up to £5 billion depending on 5G adoption rate.

5.	Government’s Shared Rural Network programme announced in March 2020.

6.	Based on aggregation of capacity capabilities from both networks.

7.	MergeCo will reach over 99% population coverage with a 5G standalone network by 2034, and over 95% population coverage by 2030, in full support of the Government’s April 2023 Wireless Infrastructure Strategy report which sets ambitions for nationwide coverage of 5G standalone in all populated areas by 2030.

8.	Government defines this as ‘villages and rural communities well beyond cities and towns’ which equates to c.2/3 geographic coverage to achieve all populated areas (per Government comments).

9.	The Wireless Infrastructure Strategy, published in April 2023, contains an ambition for the UK to have nationwide coverage of standalone 5G to all populated areas by 2030.

10.	Based on outdoor levels for low-band spectrum, data for schools and hospitals as per Ordnance Survey; Points of Interest Classification Scheme – Version 3.1.

11.	Internal Vodafone analysis using government data based on the relationship between investment, GDP and jobs.

12.	Existing, standalone Net Zero targets will continue to be met. Will need in due course to confirm combined entity’s targets.

13.	Shares from GSMA Intelligence.

14.	Ofcom’s future approach to mobile markets and spectrum: conclusions paper (December 2022); figure 4.2.

15.	Assumes there are approximately 150 MVNOs in the UK (CMA Final Report dated 20 May 2021, Anticipated Joint Venture between Liberty Global Plc and Telefonica S.A., para 2.29), of which 90% are on BT/EE and VMO2 network.

16.	The financial information on Three UK has been extracted from information previously published by CK Hutchison. No adjustments have been made to align the financial information presented to Vodafone’s definitions (as detailed below) or accounting policies (see note 17).

a)	CK Hutchison reported revenue from its UK telecommunications operations of £2,520 million for the year ended 31 December 2022 and £2,444 million for the year ended 31 December 2021 on page 42 of its 2022 Annual Report.
b)	CK Hutchison reported EBITDA pre-IFRS 16 for its UK telecommunications operations of £612 million for the year ended 31 December 2022 and £609 million for the year ended 31 December 2021. There are a number of differences between CK Hutchison’s definition of EBITDA pre-IFRS 16 (as defined in note 1 on page 6 of CK Hutchison’s 2022 Annual Report) and Vodafone’s definition of Adjusted EBITDAaL (as defined in Non-GAAP measures on page 220 of the Vodafone Annual Report 2023). These are set out below.
i.	CK Hutchison recognises indirect channel revenue share customer acquisition costs within amortisation (outside EBITDA pre-IFRS 16) whereas this is expensed within Adjusted EBITDAaL by Vodafone.
ii.	CK Hutchison’s definition of EBITDA pre-IFRS 16 includes all ‘operating lease’ charges (as defined in IAS 17) on a pre-IFRS 16 basis, whereas Vodafone’s definition of Adjusted EBITDAaL includes all lease charges on a post-IFRS 16 basis.
c)	CK Hutchison reported Capex (excluding licence) for its UK telecommunications operations of £743 million for the year ended 31 December 2022 and £784 million for the year ended 31 December 2021. CK Hutchison reports Capex (excluding licence) on a cash basis, whereas Vodafone reports capital additions on an accruals basis.
d)	‘Illustrative Operating free cash flow’ has been calculated as EBITDA pre-IFRS 16 less capital expenditure for illustrative purposes only and does not include all the adjustments that may be required to arrive at an actual estimate of operating free cash flow. The actual Operating free cash flow for Three UK contained in the Circular may therefore differ materially from the Illustrative Operating Free Cash Flow set out above.

e)	As at 31 December 2022, Three UK’s net assets were £6,217 million.
f)	Note: In November 2022, Three UK completed the disposal of its interests in telecommunications tower assets in the United Kingdom. The financial information for the year ended 31 December 2022 therefore includes approximately one month of results reflecting the impact of this disposal.

17.	The financial information was prepared in accordance with Three UK’s accounting policies and no adjustments have been made to align the accounting policies of Three UK to those of Vodafone. In accordance with the Listing Rules, the Circular will contain historical financial information on Three UK covering the latest three financial years (expected to be the years ended 31 December 2022, 2021 and 2020) prepared in accordance with IFRS and consistent with Vodafone’s accounting policies, whether set out in Vodafone’s Annual Report 2023 or, where it does not currently have a relevant accounting policy, those Vodafone proposes to adopt in the future. Such financial information on Three UK contained in the Circular may therefore differ from the financial information set out above. Vodafone has undertaken an initial review to compare Three UK's accounting policies to those of Vodafone. The following areas are expected to require alignment in the Circular but have not been adjusted in the above summary financial information:

a)	On initial adoption of IFRS 16 Leases, both Vodafone and Three UK applied the ‘modified retrospective approach’ to leases. Vodafone applied the option under this approach to recognise Right of Use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the statement of financial position immediately before the date of initial application. However, Three UK measured its Right of Use assets as if the standard had been applied since the commencement of the lease, using the incremental borrowing rate at the date of initial application, with the cumulative effect (being the accumulated depreciation up to the initial adoption date) recognised as an adjustment to the opening retained earnings.
b)	Vodafone charges amortisation for spectrum licences to the income statement (within amortisation, outside of Adjusted EBITDAaL) on a straight-line basis over the estimated useful lives from the commencement of related networks services. Three UK considers its spectrum licence to have an indefinite useful life and therefore no amortisation is charged.

Based on this initial review, the differences noted above may have a material impact on Three UK's previously reported financial information. In addition, further potential differences which could materially impact the reported financial information may arise once a comprehensive accounting policy difference exercise has been completed. This process will be completed prior to publication of the Circular. Three UK's historical financial information will be adjusted to reflect the results of this review and may therefore differ from the financial information set out above. Following the completion of the Transaction, within the Vodafone Group, certain consolidation adjustments will be required in relation to trading between Vodafone and Three UK.

18.	The financial information on Vodafone UK has been extracted from the underlying consolidation schedules used in preparing the Vodafone consolidated financial statements for the years ended 31 March 2023 and 31 March 2022. There are certain differences between the information previously published by Vodafone for its UK segment and the Transaction perimeter, which are set out below:

a)	Adjusted EBITDAaL is presented above as defined in Non-GAAP measures on page 220 of the Vodafone Annual Report 2023. Adjusted EBITDAaL for the UK segment of £1,167 million for the year ended 31 March 2023 and £1,185 million for the year ended 31 March 2022 has been adjusted to exclude the share of profits of Vodafone Properties Investment Limited (£7 million for the year ended 31 March 2023 and £9 million for the year ended 31 December 2022), which is outside the transaction perimeter.
b)	Following closing of the Transaction, new agreements will be entered into whereby Vodafone Group will provide services to MergeCo. Under the new agreements certain charges from Vodafone Group will cease and others will reflect amended commercial terms. Had the new agreements been in place throughout FY23 and FY22, it is estimated that the total charges from Vodafone Group would be £253 million higher than those reflected in the segmental reporting for Vodafone UK’s Adjusted EBITDAaL and capex. For the avoidance of doubt, this information is not intended to represent pro forma financial information as defined in the Listing Rules and represents an illustrative estimate only.
c)	‘Illustrative Operating free cash flow’ has been calculated as Adjusted EBITDAaL less estimated charges from Vodafone Group under new agreements less capital expenditure. Illustrative Operating free cash flow has been calculated for illustrative purposes only and does not include all the adjustments that may be required to arrive at an actual estimate of operating free cash flow. The actual operating free cash flow for Vodafone UK contained in the Circular may therefore differ materially from the Illustrative Operating free cash flow set out above.
d)	As at 31 March 2023, Vodafone UK’s gross assets were £9,708 million. This amount has been extracted from Vodafone management information.

Important notice

This announcement has been issued by and is the sole responsibility of Vodafone. The information contained in this announcement is for background purposes only and does not purport to be full or complete. The information in this announcement is subject to change. This announcement is for information purposes only and is not intended to and does not constitute or form part of any offer or invitation to purchase or subscribe for, or any solicitation to purchase or subscribe for, shares in any jurisdiction.

The distribution of this announcement into jurisdictions other than the United Kingdom may be restricted by law, and, therefore, persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of such jurisdiction.

Forward-looking statements

The information in this announcement (the “Information”) may constitute or include forward-looking statements. Forward-looking statements include, without limitation, statements that typically contain words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Vodafone cautions you that forward-looking statements are not guarantees of the occurrence of such future events or of future performance and that in particular the actual results of operations, financial condition and liquidity, the development of the industry in which Vodafone, the Vodafone group, MergeCo and other persons involved in the Transaction operate and the outcome or impact of the transaction and related matters on Vodafone, the Vodafone Group and/or MergeCo or other persons may differ materially from those made in or suggested by the forward-looking statements contained in the Information. These expectations or any forward-looking statements could prove to be incorrect, and outcomes usually cannot be influenced by Vodafone, the Vodafone G±±roup and/or MergeCo. It should be kept in mind that actual events or consequences may differ materially from expectations.

Vodafone expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements to reflect any change in Vodafone's expectations with regard thereto or any changes in events, conditions or circumstances on which any forward-looking statements are based. No representation or warranty is made that any of these forward-looking statements will come to pass or that any particular result will be achieved. Undue influence should not be given to, and no reliance should be placed on, any forward-looking statement.

Unless expressly stated otherwise, no statement in the Information is intended to be nor may be construed as a profit forecast or valuation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 14, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary